March 2, 2016

Via EDGAR

James Allegretto

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0404

Re:	Sysco Corporation
Form 10-K for the Fiscal Year Ended June 27, 2015
Filed August 25, 2015
File No. 001-06544

Dear Mr. Allegretto:

This letter sets forth the responses of Sysco Corporation (the “Company” or “Sysco”) to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated February 23, 2016 with respect to the Company’s Form 10-K, filed August 25, 2015 (“Form 10-K”).

Please understand that the Company is dedicated to its compliance with disclosure requirements and continually strives to enhance the level, clarity and transparency of its disclosures in its filings. Sysco appreciates your review and your comments and views them as additional tools in achieving these goals. The Company’s responses to your comments are listed below. For your convenience, comments contained in your February 23, 2016 letter are reprinted in bold italics below.

Mr. James Allegretto

U.S. Securities and Exchange Commission

March 2, 2016

Form 10-K for the Fiscal Year Ended June 27, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition…

Results of Operations

Sales, page 22

1.	We note that your sales have increased by 4.7% from 2014 due to increased selling prices, case volume growth and sales from acquisitions. When you list multiple factors that contributed to changes in sales, in future filings please quantify, if possible, the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results. This comment also applies to operating expenses and individual segment results. Please refer to Item 303(a)(3) of Regulation S-K.

Company Response

The Company acknowledges the Commission’s comment and, in future filings, will quantify each material factor to the extent possible to provide readers with better insight into the underlying reasons behind changes in Sysco’s results.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 9. Derivative Financial Instruments, page 65

2.

We note your disclosure that in January 2014 you entered into two forward starting swap agreements with notional amounts totaling $2.0 billion in contemplation of securing long-term financing and that these derivatives were designated as cash flow hedges to reduce interest on forecasted 10-year and 30-year debt. We further note that in July 2015 you redeemed the senior notes maturing in 2025 and 2045. It appears that you intend to continue to amortize the cumulative losses recorded in accumulated other comprehensive income

Mr. James Allegretto

U.S. Securities and Exchange Commission

March 2, 2016

through interest expense over the term of the originally issued debt as the amount hedged is anticipated to remain within your capital structure as opposed to reclassifying these losses into earnings. Please explain these transactions and your related accounting to us in more detail specifically indicating how the amount hedged remained in your capital structure subsequent to the redemption of the senior notes. Please include in your response how the hedged forecasted transaction was defined in your formal documentation at hedge inception, and the impact of the July 2015 redemption of debt on your accounting. Please explain how you determined that the forecasted transaction continued to be probable of occurring and whether and how the forecasted transaction actually occurred or will occur. Please finally address how you determined that continuing to amortize the accumulated OCI was appropriate as opposed to a reclassification to earnings. Please be detailed in your response providing a step-by-step analysis of your significant judgements from inception of the hedge to the most recent relevant date.

Company Response

On January 28, 2014, the Company entered into two forward-starting swap agreements in order to hedge future semiannual interest payments attributable to changes in the benchmark LIBOR swap rate. The Company’s hedge documentation described the hedged interest rate payments broadly as follows:

1.	60 semiannual interest cash flows on $1.0 billion in aggregate principal amount of fixed rate debt occurring between December 1, 2014 and January 31, 2045.

2.	20 semiannual interest cash flows on $1.0 billion in aggregate principal amount of fixed rate debt occurring between December 1, 2014 and January 31, 2055.

The documentation further states that those interest cash flows could be on debt issued for “the proposed US Foods merger (the ‘Merger’), repayment of existing debt, settlement of outstanding commercial obligations and other purposes.” Pursuant to ASC 815, the Company asserted at inception, and throughout the life of the hedge, that those interest rate payments were probable of occurring based on its plans to issue debt for the purposes documented, including but not limited to further acquisition activity (regardless of whether the Merger was consummated), share repurchases and other corporate needs.

Mr. James Allegretto

U.S. Securities and Exchange Commission

March 2, 2016

On September 24, 2014, the forward-starting swap agreements were terminated in conjunction with the Company’s issuance of $5.0 billion in senior notes on October 2, 2014. As of the termination date of the forward-starting swap agreements, Sysco had recorded derivative liabilities of approximately $130 million and $59 million for the 30-year and 10-year swap agreements, respectively, and corresponding derivative losses totaling $189 million in accumulated other comprehensive income (“AOCI”). The Company began amortizing the amounts in AOCI through interest expense over the term of the new senior notes (30 years and 10 years, respectively). During the fourth quarter of fiscal 2015, Sysco terminated its proposed Merger after the U.S. District Court for the District of Columbia granted the Federal Trade Commission’s request for a preliminary injunction to stay the proposed Merger, which triggered the mandatory redemption feature included within the indentures governing the senior notes. On July 15, 2015, the Company redeemed the senior notes for cash.

In determining when to release amounts in AOCI for a discontinued hedge, ASC 815-30-40-4 states: “The net derivative instrument gain or loss related to a discontinued cash flow hedge shall continue to be reported in accumulated other comprehensive income unless it is probable that the forecasted transaction will not occur by the end of the originally specified time period (as documented at the inception of the hedging relationship) or within an additional two-month period of time thereafter.” [Emphasis added.] ASC 815-30-3 requires that “the hedged forecasted transaction shall be described with sufficient specificity so that when a transaction occurs, it is clear whether that transaction is or is not the hedged transaction.” In addition, ASC 815-20-25-16 notes that “how the hedged forecasted transaction is designated and documented in a cash flow hedge is critically important in determining whether it is probable that the hedged forecasted transaction will occur.”

The Company reassessed the accounting for amounts accumulated in AOCI in the fourth quarter of fiscal 2015 based on this guidance. As of the fourth quarter of fiscal 2015, the Company could not assert that the documented hedged interest cash flows were probable of not occurring. That is, Sysco could not assert that it was probable that it would not have interest cash flows (occurring within the years noted above) associated with fixed rate debt issued for the “proposed Merger, repayment of existing debt, settlement of outstanding commercial obligations or other purposes.”

Mr. James Allegretto

U.S. Securities and Exchange Commission

March 2, 2016

Although the Company terminated the proposed Merger, which triggered the special mandatory redemption feature associated with the $5.0 billion in senior notes, the Company anticipated issuing approximately $2.0 billion in fixed rate debt during the first quarter of fiscal 2016 in order to finance a portion of the previously announced $3.0 billion share repurchase program that had been announced concurrently with the termination of the Merger and that was anticipated to begin in fiscal 2016. To fund the share repurchase program, in September 2015, Sysco issued $2.0 billion in aggregate principal amount of senior notes, which the Company determined to be part of its permanent capital structure. Accordingly, the Company was unable to assert that it was “probable that the forecasted transaction will not occur by the end of the originally specified time period” as described in ASC 815-30-40-4. As a result, the Company determined that it was required to continue amortizing the amount recorded in AOCI through expense in a pattern that is consistent with the previously hedged interest payments. This pattern of amortization will continue until the Company determines that it is probable the forecasted interest payments will not occur within the originally designated time period or within an additional two months thereafter. At this time, Sysco has no plans to reduce the debt outstanding in its current capital structure, and therefore, believes the accounting treatment is proper.

Exhibit 23.1

3.	We note that the consent of independent registered public accounting firm is not signed by your auditors. Please file a signed consent.

Company Response

The signed consent of Ernst & Young LLP, the Company’s independent registered public accounting firm, was delivered prior to the filing of the Form 10-K; however, the conformed signature was inadvertently omitted from the version of the consent filed via EDGAR due to an administrative error. Sysco will file an amendment to the Form 10-K to include a conformed version of the consent.

Mr. James Allegretto

U.S. Securities and Exchange Commission

March 2, 2016

Sysco acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions or additional comments, please contact our Securities Counsel, B. Joseph Alley, Jr. of Arnall Golden Gregory LLP at (404) 873-8688.

Very truly yours,

/s/ Russell Libby

Russell Libby

Executive Vice President –

Administration and Corporate Secretary

cc:	Lisa Sellars, Staff Accountant
Daniel Porco, Staff Attorney
Lilyanna Peyser, Special Counsel
B. Joseph Alley, Jr., Arnall Golden Gregory LLP
William R. Strait, Ernst & Young
Joel Grade, Sysco Corporation